b) 11   Computation of per share earnings 09/30/2001

                 Garden Bay International, Ltd.
              Weighted Average Shares Outstanding
                     September 30, 2001

Weighted Average Shares       5,672,000

Net Loss                        $ 1,143

Net Loss Per Share               $0.0002